JAWS Spitfire Acquisition Corp

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

June 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attention: Kathryn Jacobson

Re:	JAWS Spitfire Acquisition Corp
Amendment No. 1 to Form S-4
Filed May 13, 2021
File No. 333-256057

Ladies and Gentlemen:

This letter sets forth responses of JAWS Spitfire Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 11, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently with this letter publicly filing an amendment to the Registration Statement, which reflects these revisions (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.            Staff’s comment: Please include a brief description of the PIPE financing and the sponsor support letter.

Response: The Company advises the Staff that it has revised the disclosure on the cover page in response to the Staff’s comment.

Questions and Answers for the Shareholders of JAWS Spitfire, page v

2.            Staff’s comment: Please add a question and answer discussing the PIPE financing.

Response: The Company advises the Staff that it has revised the disclosure on page x in response to the Staff’s comment.

Summary of the Proxy Statement/Prospectus

Company Overview, page 1

3.            Staff’s comment: Please disclose the number of customers for the periods presented and that SpaceX represented 74.9% and 40.8% of Velo3D ’s revenue for the fiscal years ended December 31, 2019 and 2020, respectively.

Response: The Company advises the Staff that it has revised the disclosure on pages 2, 33 and 209 in response to the Staff’s comment. Further details have also been added to distinguish customers by 3D Printer sales, and customers including part sales and other services.

Related Agreements, page 8

4.            Staff’s comment: Please disclose the percentage of the voting power of Velo3D that is subject to the transaction support agreements.

Response: The Company advises the Staff that it has revised the disclosure on pages 9 and 101 in response to the Staff’s comment.

Risk Factors

We expect to rely on a limited number of customers..., page 31

5.            Staff’s comment: Please clarify that SpaceX was the single customer that accounted for 40.8% and 74.9% of your revenues for the fiscal years ended December 31, 2020 and 2019. Also, briefly describe the material terms of your agreement with SpaceX including the term and any material termination provisions and file this agreement as an exhibit to your registration statement. Refer to Item 601 (b)(10)(ii)(B) of Regulation S-K.

Response: The Company advises the Staff that it has revised the disclosure on page 33 in response to the Staff’s comment. The Company advises the Staff that there is no material agreement that governs the customer relationship with SpaceX, as purchases are done via purchase order in the ordinary course of business subject to standard terms and conditions that are substantially the same as with other customers, which are cancellable at any time, and therefore the Company has not filed any agreement related to the SpaceX customer relationship.

The Business Combination Proposal

Background to the Business Combination, page 100

6.            Staff’s comment: Please disclose the reasons why the board determined not to proceed with any of the three other potential business combinations that you reference on page 102.

Response: The Company advises the Staff that it has revised the disclosure on page 104 in response to the Staff’s comment.

The JAWS Spitfire Board's Reasons for the Business Combination, page 104

7.            Staff’s comment: Please clarify whether Velo3D’s history of net losses was a factor considered by the board.

Response: The Company advises the Staff that it has revised the disclosure on page 107 in response to the Staff’s comment.

Material U.S. Federal Income Tax Consequences of the Domestication to JAWS Spitfire Shareholders, page 146

8.            Staff’s comment: Please revise to clearly state that the disclosure in this section is the opinion of counsel and identify the opinions being rendered. For guidance, refer to Item III.B.2 of Staff Legal Bulletin No. 19.

Response: The Company advises the Staff that it has revised the disclosure on page 149 in response to the Staff’s comment.

Description of the Business Combination Agreement, page 162

9.           Staff’s comment: Please quantify the Per Share Consideration and Adjusted Equity Value as described hereunder. Further explain the nature of the adjustment to Equity Value.

Response: The Company advises the Staff that it has revised the disclosure on page 164 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 162

10.          Staff’s comment: Please update your presentation to include pro forma financial information derived from the financial statements of JAWS Spitfire and Velo3D as of March 31, 2021. Refer to Article 11-02(c) of Regulation S-X.

Response: The Company advises the Staff that it has updated its presentation to include pro forma financial information as of March 31, 2021 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 168

11.          Staff’s comment: In light of the material transactions that will impact Velo3D, please present the Velo3D balance sheet on a pro forma basis prior to giving effect to the merger with Jaws Spitfire so that the balance sheet of the entity for which the Jaws Spitfire shareholders are considering investing in is transparent. In a separate pro forma adjustment column following the Velo3D historical balance sheet, it appears at a minimum you should make adjustments to give effect to:

•	the conversion of the Velo3D preferred stock into common stock;

•	the issuance of a $5.0 million note payable to an investor in January 2021;

•	the elimination of the of the preferred stock warrant liability; and

•	the preliminary estimated fair value of the Earnout Shares contingently issuable to the Eligible Velo3D Equity holders.

Response: The Company advises the Staff that it has updated the pro forma balance sheet to present a separate pro forma adjustment column for Velo3D as well as for JAWS Spitfire. The Velo3D pro forma adjustments include, but are not limited to, the following:

•	Adjustment (J) for the conversion of the Velo3D preferred stock into common stock; and

•	Adjustment (F) for the elimination of the preferred stock warrant liability.

The $5.0 million note payable to an investor was issued on January 4, 2021, and is now included in Velo3D’s historical financial information within the unaudited pro forma condensed combined balance sheet as of March 31, 2021.

The Company further advises the Staff that the following items are presented in the Merger pro forma adjustment column, and not included under the Velo3D pro forma adjustment column as noted in your comment:

•	The estimated fair value of the Earnout Share liability is reported in the Merger Pro Forma Adjustments, as this liability occurs only upon completion of the Merger. Adjustment (G) and (P), respectively, represent the preliminary estimated fair value of the Earnout Shares contingently issuable to the Eligible Velo3D Equityholders under the no redemption scenario and the maximum redemption scenarios.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 171

12.          Staff’s comment: Please present pro forma information only through income from continuing operations (excluding extinguishment of redeemable convertible preferred stock). Refer to the pro forma implementation guidance in Article 11-02(b)(1) of Regulation S-X.

Response: The Company advises the Staff that it has revised its presentation to conform to guidance in Article 11-02(b)(1) of Regulation S-X. The line item extinguishment of redeemable convertible preferred stock has been removed.

13.         Staff’s comment: Present Velo3D on a pro forma basis prior to presenting the pro forma effects of the merger with JAWS Spitfire. In this regard, it appears you should give effect to:

•	the recapitalization of Velo3D;

•	the estimated incremental stock-based compensation for the Earnout Shares issuable to holders of employee stock options under the two scenarios; and

•	the interest expense related to the $5.0 million convertible note payable.

Response: The Company advises the Staff that it has updated the pro forma statement of operations to present both JAWS Spitfire and Velo3D on a pro forma basis prior to presenting the pro forma effects of the Merger.

For the Velo3D pro forma the following adjustments include, but are not limited to, the following:

•	Adjustment (CC) and (HH), respectively, represent the interest expense related to the convertible note payable under the no redemption scenario and adjustment for the maximum redemption scenario for the year ended December 31, 2020; and

•	The $5.0 million note payable to an investor was issued on January 4, 2021. The interest expense is now included in Velo3D’s historical financial information within the unaudited pro forma condensed combined statement of operations as of March 31, 2021.

The following items are not included under the Velo3D pro forma adjustment column as noted in your comment.

•	There is no adjustment for the recapitalization of Velo3D ; and

•	The stock-based compensation for the Earnout Shares is presented under the Merger Pro Forma Adjustments, as this occurs only upon the completion of the Merger. Adjustments (AA) and (FF), and (KK) and (NN), respectively, represent the incremental stock-based compensation under the no redemption scenario and the maximum redemption scenario for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively.

Information About Velo3D

Industry Background, page 198

14.          Staff’s comment: Please disclose the method by which the board calculated that the high-value metal parts market is approximately $100 billion and that the high-value metal AM market is $2 billion.

Response: The Company advises the Staff that it has revised the disclosure on page 203 in response to the Staff’s comment.

Our Competitive Strengths, page 202

15.          Staff’s comment: You disclose that you have built relationships with blue chip customers across your target industries. Please clarify whether the companies named in this section are current customers and whether they represent a material portion of your revenue. In this regard, we note that you have named eight customers here and you state elsewhere in the prospectus that you had seven customers as of December 31, 2020. Please disclose the number of customers as of March 31, 2021.

Response: The Company advises the Staff that it has revised the disclosure on page 207 in response to the Staff’s comment. Except for SpaceX, the customers named in this section do not represent a material portion of Velo3D’s revenue. The Company further advises the Staff that it has revised the disclosure on pages 2 and 209 in response to the Staff’s comment to disclose its number of customers as of March 31, 2021.

Management of New Velo3D following the Business Combination

Potential Payments Upon Termination or Change in Control, page 237

16.          Staff’s comment: Please file Mr. McCombe’s offer letter as an exhibit to your registration statement. Refer to Item 601 (b)(10)(iii)(A) of Regulation S-K.

Response: The Company advises the Staff that it has filed the offer letter with Mr. McCombe as an exhibit as requested.

Summary of Significant Accounting Policies

Revenue Recognition, page F-33

17.         Staff’s comment: Please make clear if the transfer of control to the customer occurs over time or at a point in time. Refer to ASC 606-10-25-24. Additionally, please tell us how you evaluated the effect of a contractual customer acceptance clause on when control of an asset is transferred. Refer to ASC 606-10-25-30(e).

Response: The Company advises the Staff that it has clarified the policies regarding Revenue Recognition on pages 229, F-50, F-51 and F-75. Velo3D’s accounting policies with respect to revenue recognition are as follows:

For the 3D Printer and bundled software, revenue is recognized at a point in time, which occurs upon transfer of control to the customer at shipment. Control of the 3D Printer products passes to the customer, which occurs either upon shipping point or delivery to the customer destination, depending upon terms included in the particular customer arrangement.

Velo3D’s revenue arrangements generally have one price for all deliverables including the 3D Printer and bundled software, and one for the Support Services. Typically, Velo3D has one performance obligation to transfer the 3D Printers and bundled software, which in some cases are governed by a master sales agreement, and another distinct obligation to provide the Support Services.

Prior to the 3D Printers being shipped or delivered to the customer location, Velo3D performs technical qualification to ensure the 3D Printer operates in conformity with the specifications of the product. This process is called Velo3D’s factory acceptance test, “FAT”, which is a detailed 150 page checklist. Once the FAT is completed the 3D printer is loaded into crates for shipment. At the customer location, Velo3D performs a secondary technical qualification called the site acceptance test, “SAT”, to ensure the 3D Printer operates in conformity with the specifications of the product.

3D Printers delivered by Velo3D to its customers involve situations where Velo3D has objectively determined that control has been transferred to the customer in accordance with the agreed-upon specifications in a contract as described in ASC 606-10-55-86, “In accordance with paragraph 606-10-25-30(e), a customer’s acceptance of an asset may indicate that the customer has obtained control of the asset. Customer acceptance clauses allow a customer to cancel a contract or require an entity to take remedial action if a good or service does not meet agreed-upon specifications. An entity should consider such clauses when evaluating when a customer obtains control of a good or service.” Velo3D considers the SAT a technical acceptance formality as the 3D Printer is validated to customer specifications during the FAT (prior to SAT), and has assessed that the contractual customer acceptance clause is perfunctory.

Through March 31, 2021, Velo3D has sold 21 3D Printers to customers (excluding the operating leases), with all printers passing SAT.

Stock Option Plan and Stock-based Compensation, page F-49

18.	Staff’s comment: Please explain to us why it would be appropriate to use the Backsolve, or Option Pricing Method ("0PM") to determine enterprise value since it does not appear that the recent Series D financing on which it was premised could be considered an arms' length transaction. In this regard, we note that the parties to the Series D financing were existing investors; thus, the financing could be deemed as an extension of a previous funding transaction. Please revise your methodology or tell us why you believe that the resultant fair values used were appropriate. In your response, please also explain to us why the Series D original issue price significantly declined relative to that of Series C (i.e., from $5.524 to $.375 on page F-43).

Response: The Company acknowledges the Staff’s comment regarding whether the Series D offering was at arms’ length or was otherwise a valid data point for key assumptions. In response, the Company advises the Staff the following:

•	The Series D financing had approximately 50% participation from 4 new investors and included a new lead investor representing approximately 25% of the Series D financing.

•	The new lead investor also had a representative elected as a new board member.

The Company also acknowledges the Staff’s comment regarding the use of the Series D financing as a relevant input for the Backsolve or Option Pricing Method (“OPM”) to determine the enterprise value for the purposes of measuring stock-based compensation for awards. In response, the Company advises the Staff of the following:

•	The Series D financing was considered as a relevant input for the Backsolve or OPM to determine the enterprise value for the purposes of measuring stock-based compensation for awards due to new investor participation discussed above.

•	The extensive process Velo3D followed to obtain multiple offers for its equity and then to negotiate the best and highest value possible with the investor group with whom it eventually concluded the Series D financing places this value squarely within The American Institute of Certified Public Accountants “AIPCA” practice aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). The Practice Guide provides that valuations made pursuant to the guide should be based on the FASB ASC 718 and 505-50 definition of fair value as “[t]he amount at which an asset . . . could be bought . . . or sold . . . in a current transaction between willing parties, that is, other than in a forced or liquidation sale.” Although the definition refers to a hypothetical transaction, an actual transaction that otherwise meets the terms of the definition would evidence fair value. Because the then current and new investors and Velo3D were willing and informed parties in the Series D financing, the current and new investors agreed to the same terms with Velo3D, and neither the investors nor Velo3D was forced to transact, the amount at which the investors purchased an interest in Velo3D reflected the fair value of Velo3D on that date.

The Company further acknowledges the Staff’s comment regarding the fact that the Series D financing share price significantly declined relative to that of the Series C financing share price (i.e., from $5.524 per share in April 2019 to $0.375 per share in April 2020). In response, the Company advises the Staff of the following:

•	The Series D share price was much lower than the Series C share price as a result of extensive negotiations with the new investor group in the Series D financing to arrive at an acceptable purchase price.

Moreover, the lower share price required to secure the funding in the Series D financing was driven in large part by Velo3D needing to raise funding at the exact time the global COVID-19 pandemic had first occurred. More specifically, the following combination of circumstances impacted pricing:

•	Velo3D’s efforts to attract new outside investors for the round had been ongoing since late 2019 and the round was expected to close in January 2020. As the COVID-19 pandemic began to emerge in early 2020, potential investors delayed their decisions or declined to participate due to the growing shortage of available venture financing as discussed below.

•	As a result of these funding delays, Velo3D’s cash available to fund continuing operations was very low. The cash constraints significantly reduced Velo3D’s negotiating power for the Series D financing and resulted in the substantially reduced Series D share price (as compared to the Series C share price). In comparison, at the time of the Series C financing, Velo3D had begun commercialization of its 3D Printers with the first sales to customers, which had a favorable impact on pricing.

•	With the onset of the COVID-19 pandemic in early 2020, the availability of venture capital funding from new investors largely dried up. As a result, venture capital investment firms generally, including Velo3D’s investors, were required to allocate the remaining cash in their funds between their various portfolio companies to continue supporting these companies’ operations. This caused a significant shortage in the availability of funding.

•	Velo3D represented a different priority in the portfolios of its different investors; therefore, the final pricing needed to be sufficiently attractive to both compete with the priorities of its existing investors and to bring in new investors.

•	During this period, the COVID-19 pandemic brought about great uncertainty in the general economic outlook, and in particular, for Velo3D’s key end markets, aviation and energy. As such, the outlook for Velo3D’s revenue growth was subject to significant uncertainty. For further details regarding the impact of the COVID-19 pandemic on Velo3D, please see “Risk Factors -- Risks Related to Velo3D Business and New Velo3D Following the Business Combination.”

19.	Staff’s comment: Please provide us a schedule of the grant dates for the 25.7 million stock options awarded during 2020 and subsequent grants in 2021 if any, as well as the dates of the respective valuation reports and fair value assessments. Considering the significant decline in the 2020 fair value of the underlying stock compared to 2019, please describe the factors that contributed to such decline, including any intervening events within the Company or changes in your valuation assumptions or methodology.

Response: The Company acknowledges the Staff’s comment.

During 2020 and 2021, the following stock option awards were granted as follows:

Stock Option Awards during 2020

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Fair Value per Share – 409A Valuation Report	Valuation Report Reference	Fair Value per Share – Financial Reporting Purposes
03/13/2020	1,975,000	$0.80	$0.80	Valuation Report April 12, 2019	$0.80
06/11/2020	16,553,000	$0.15	$0.15	Valuation Report April 17, 2020	$0.15
09/24/2020	4,718,436	$0.15	$0.15	Valuation Report April 17, 2020	$0.15
12/15/2020	1,840,000	$0.15	$0.15	Valuation Report April 17, 2020	$0.15
12/17/2020	589,000	$0.15	$0.15	Valuation Report April 17, 2020	$0.15
TOTAL 2020	25,675,436

Stock Option Awards during 2021

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Fair value per Share – 409A Valuation Report	Valuation Report Reference	Fair Value per Share – Financial Reporting Purposes
01/01/2021 to 04/20/2021	-	-	-	No Grants from 1/1/2021 to 4/20/2021	-
04/21/2021	1,185,821	$5.40	$5.40	Valuation Report March 23, 2021	$5.40
TOTAL 2021	1,185,821

As there has been no public market for the common stock of Velo3D to date, the estimated fair value of Velo3D’s common stock has been determined by Velo3D's board of directors (“Board”) with input from management, consideration of contemporaneous valuations of Velo3D’s common stock prepared by an independent, third-party appraiser, and the Board’s assessment of additional objective and subjective factors that it believed were relevant at that time.

As noted above, Velo3D has historically obtained independent common stock valuation reports from an independent, third-party valuation firm for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended, and for purposes of recording stock-based compensation in accordance with ASC 718, Compensation–Stock Compensation (“ASC 718”). These valuations were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation.

For each grant, Velo3D assessed whether any specific event occurred following the applicable valuation date that would have caused the common stock value to fluctuate. The valuation reports described above primarily relied on the Backsolve or OPM valuation method based on the most recent equity financing prior to such reports.Velo3D’s assessment in respect of the March 2020 grants was that the April 2019 valuation report was still appropriate given there were no intervening events and specifically no financings since that valuation was performed (and the outcome of the Series D financing round was not known at that time). After the Series D financing was completed in April 2020, a new valuation report was obtained incorporating as an input the valuation implied by such financing. In June 2020, after the second tranche of the Series D financing closed, Velo3D obtained a confirmation from the third-party valuation firm that no changes in the valuation from the April 2020 report were appropriate. Further, Velo3D management deemed it appropriate to use the April 2020 valuation for the option grants in June, September, and December 2020, as there were no intervening events, financings or changes in other factors between this valuation report and subsequent grant dates that would have changed the assumptions or methodology.

The declines in the valuation in April 2020 compared to April 2019 were driven by the same combination of circumstances that resulted in the decline in the share price of the Series D financing compared to the Series C financing, as discussed above in the Company’s response to Comment 18.

As noted, the next significant corporate event was when Velo3D began exploring a SPAC transaction in February 2021. At that time, because the SPAC transaction was occurring, the valuation increased based on the value of the shares implied by the Merger and the likelihood of its consummation.

20.	Staff’s comment: Please provide us a comparative analysis of the resultant fair values of Velo3D’s stock determined through other contemporaneous third party valuations and methodologies, if any, including significant assumptions regarding (but not limited to) enterprise value, various liquidity scenarios (i.e., IPO, sale, etc.) and respective probabilities, DLOMs and average time to liquidity as of each 2020 option grant date. We note your disclosure in the second paragraph of page F-49.

Response: The Company acknowledges the Staff’s comment. The Company comment in the second paragraph of page F-93 “contemporaneous third party valuations” is in reference to explain that the valuation prepared included different approaches used by the valuation specialist when preparing reports and obtaining comparable publicly traded companies for guideline information.

Velo3D’s valuation performed in 2021 and 2020 are as follows:

Fair Market Value (in thousands)	Option Pricing method – May 13, 2021 (Public Merger scenario 90% weighting)	Option Pricing method – March 23, 2021 (Public Merger scenario 80% weighting)	Option Pricing method – April 17, 2020
Weighted Equity Value	$1,315,866	$1,179,331	$83,825
Value per Common Share (marketable, minority basis)	$7.77	$7.65	$0.261
Discount for Lack of Marketability (DLOM)	7.5%	9.0%	41.9%
Value per Common Share (non-marketable, minority basis)	$6.27	$5.40	$0.15
Timeframe to liquidity (Maturity)	0.4 years	0.4 years	5 years

The AICPA guidelines allow for three unique methods of allocating enterprise value to differing security holders in the capitalization schedule: the CVM, the PWERM, and the OPM. Each of these allocation methods were considered in estimating the fair market value of Velo3D's stock.

The other methods were lower in value, and Velo3D, consulting with the valuation specialist, determined the OPM was appropriate given Velo3D’s anticipated exit date and uncertainty regarding future returns.

The Equity Value prior to the March 23, 2021 event for the business combination agreement was based on the OPM method. The Equity Value on March 23, 2021 increased using the business combination agreement as the primary input for the Equity Value. Subsequent valuation reports (May 13, 2021) increased the exit scenario with an increased weighting for the going-public scenario upon the Merger consummation.

The DLOM has decreased as Velo3D’s probability for the Merger consummation as increased, which is consistent with the timeframe to liquidity used in the valuation report.

Further, as discussed above in the Company’s response to Comments 18 and 19, for each third-party valuation, Velo3D assessed whether any specific event occurred between the two valuation dates that would have caused the common stock value to fluctuate. No specific events were noted, until March 23, 2021, when the BCA was signed between the Company and Velo3D.

21.	Staff’s comment: Additionally, please explain the difference, if any, between the per share price of Velo3D’s stock as derived from the (Adjusted) Equity Value or Implied Equity Value per Business Combination Agreement and the fair values of the stock as determined per contemporaneous valuations during each of the stock option grant dates.

Response: The Company respectively acknowledges the Staff’s comment, and notes that the Company’s responses to Comments 18, 19 and 20 included discussion of the determinations of fair value for the grants made during 2020.

For purposes of the (Adjusted) Equity Value, as defined in the BCA, the Per Share Consideration is assumed to be $8.41 per share, based on the quotient determined by dividing (a) the Adjusted Equity Value of $1,500 million stipulated in the BCA plus $3.6 million from the assumed proceeds from exercise of outstanding warrants and vested stock options by (b) the Pre-Closing Aggregate Share Amount (defined in the BCA as the sum of the following shares of Velo3D common stock: 19,792,039 shares outstanding, 147,867,772 shares issued upon assumed conversion of preferred stock, 671,367 shares from assumed conversion of warrants, 3,638,113 shares of common stock from assumed conversion of vested stock options and 6,778,601 shares from the assumed conversion of the convertible note payable).

As discussed above in the Company’s prior responses, for each 409A valuation, Velo3D assessed whether any specific event occurred between the two valuation dates that would have caused the common stock value to fluctuate. No specific events were noted, until March 23, 2021, when the BCA was signed between the Company and Velo3D. The next event was May 13, 2021 when the Company made its initial filing of the Registration Statement.

Other events dates that were considered were when Velo3D began to explore a SPAC transaction in February 2021 and a letter of intent was signed on February 15, 2021. During January 1, 2021 to April 20, 2021, Velo3D did not grant an employee equity awards.

Velo3D assessed the per share price of Velo3D’s stock as derived from the (Adjusted) Equity Value per the BCA to prepare the following 409A valuation reports as of March 23, 2021 and May 13, 2021.

	Fair Market Value as of March 23, 2021		Fair Market Value as of May 13, 2021
Fair Market Value (in thousands)	IPO (Equity Value at Exit)	Remain Private (Backsolve)	IPO (Equity Value at Exit)	Remain Private (Backsolve)
Expected Exit Date	8/30/2021	03/23/2021	8/30/2021	05/13/2021
Equity Value at Exit	$1,500,000	$251,443	$1,500,000	$207,965
Probability Weighting	80.0%	20.0%	90.0%	10.0%
Weighted Present Equity Value	$1,179,331		$1,315,866
Expected Common Share Value	$7.65	$1.04	$7.77	$0.80
Discounted Expected Value (marketable, minority basis)	$7.20	$1.04	$7.45	$0.80
Discount for Lack of Marketability	9.0%	23.5%	7.5%	24.9%
Discounted Expected Value (non-marketable, minority basis)	$6.55	$0.79	$6.90	$0.60
Probability Weighting	80.0%	20.0%	90.0%	10.0%
Probability Weighted Value per Common Share (non-marketable, minority basis)	$5.40		$6.27

General

22.	Staff’s comment: Please amend your filing to include the interim financial statements of Velo3D as of March 31, 2021.

Response: The Company advises the Staff that the proxy statement/prospectus includes the interim financial statements of Velo3D as of March 31, 2021.

23.	Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that, as of the date of this letter, neither the Company nor any person authorized to do so on the Company’s behalf has presented potential investors with written communications in reliance on Section 5(d) of the Securities Act. Although the Company does not expect to avail itself of this section for purposes of making written communications to potential investors in connection with the transactions contemplated by the proxy statement/prospectus, to the extent the Company subsequently determines to do so, the Company confirms that it will provide the Staff supplementally with copies of such written communications.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Matthew Walters
Matthew Walters
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP